U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 29, 2019, Tantech Holdings Ltd. (the “Registrant”) entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”) to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million. The consideration equals 18% of RMB 257.354 billion, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. On December 17, 2019, Lishui Tantech entered into a supplementary agreement to the Agreement (the “Supplementary Agreement,” and collectively with the Investment Agreement, the “Agreements”) with Jingning Zhonggang and Lishui Zhonggang Mining Co., Ltd. (“Lishui Zhonggang”). Pursuant to the Supplementary Agreement, if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, Jingning Zhonggang is obligated to return all of the consideration paid by the Registrant within 30 days and the interest calculated by the relevant loan rate of the People’s Bank of China. Lishui Zhonggang will be jointly and severally liable for Jingning Zhonggang’s liabilities under the Agreements.

Pursuant to the Investment Agreement, the Registrant is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, if the value of Fuquan Chengwang is lower than RMB 257.354 billion according to the financial statements audited by an accounting firm approved by the Registrant, Jingning Zhonggang will be obligated to refund the Registrant the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by the Registrant.

Fuquan Chengwang is a basalt mining company. It is renewing a government-issued mining permit which expired on May 20, 2019. The mining permit would provide it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

The Registrant signed the Agreements with the purpose of preventing its share ownership in a group of mining companies from being diluted. As the Registrant previously disclosed, in 2018, the Registrant invested RMB 120 million, or $18.2 million to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. so it would indirectly own 18% of the equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). After a series of transactions, the Registrant and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhong Industry Co., Ltd. (“Jingning Meizhong”). Jingning Zhonggang also owns 100% of Fuquan Chengwang. The Agreements would enable the Registrant to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhong.

Exhibit Index

99.1.	Translation of the Investment Agreement dated November 29, 2019
99.2	Translation of the Supplementary Agreement dated December 17, 2019

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: December 18, 2019